JPMF
QUESTION 77D

JP Morgan U.S. Small Company Opportunities Fund

The Fund may invest in shares of exchange-traded funds (ETFs), affiliated money market funds and other investment companies. An ETF is a registered investment company that seeks to track the performance of a particular market index. These indexes include not only broad-market indexes but more specific indexes as well, including those relating to particular sectors, markets, regions or industries.